Exhibit V

DESCRIPTION OF THE REGISTRANT

AND RECENT DEVELOPMENTS

NORDIC INVESTMENT BANK

The Nordic Investment Bank (“NIB” or “the Bank”) was established as an international financial institution to provide medium and long-term loans and guarantees pursuant to the agreement regarding the establishment of the Nordic Investment Bank (the “Establishing Agreement”), which was signed on December 4, 1975. The signatories of the Establishing Agreement were Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”).

The Establishing Agreement and the Statutes of NIB (the “Statutes”) became effective on June 1, 1976, and NIB commenced operations on August 2 of that year.

On October 23, 1998, the Nordic countries entered into a novation of the Establishing Agreement (the “1998 Agreement”). The 1998 Agreement came into force on July 18, 1999, and the Establishing Agreement ceased to be effective on the same date.

On February 11, 2004, following a decision to broaden NIB’s ownership base, a new agreement on NIB was signed (the “2004 Agreement”), providing for membership in NIB of Estonia, Latvia and Lithuania on essentially equal terms with the original five Nordic countries. The 2004 Agreement came into force on January 1, 2005 after final ratification in each of Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the “Member countries”). NIB has, since January 1, 2005, been governed by the provisions of the 2004 Agreement and the Statutes (as amended from time to time) annexed thereto.

The 2004 Agreement continues to provide NIB the privileges and immunities common to international financial institutions (“IFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgment remedies, and broad tax exemptions. For further information, see “Legal Status.”

The Bank promotes sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen competitiveness and enhance the environment. In conducting its operations, NIB cooperates with other credit institutions as well as with public authorities and private institutions in each of the Member countries, with other IFIs and international banks. NIB represents one aspect of a tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming partly from their common heritage and geographic proximity. See “History of NIB – Cooperation of Member Countries.”

For a breakdown of NIB’s outstanding loans, see “Lending Operations of NIB – Ordinary Loans” and “Loans under Special Lending Programs.”

Under the Statutes, NIB is required to protect itself against exchange rate losses and to obtain adequate security for its loans and loan guarantees. Protection for NIB’s loans takes the form of governmental, bank or parent company guarantees, specific security or negative pledge provisions and other financial covenants. For a description of the general policies followed in NIB’s lending activities, see “Lending Operations of NIB – Credit Policy.”

NIB finances its operations from borrowings in the international markets and the domestic capital markets of Member and other countries, from internally generated funds and from the capital paid in by the Member countries. See “Capitalization and Reserves,” “Funded Debt” and “Treasury Operations.”

NIB’s principal office is located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-10-618001 and its internet address is http://www.nib.int (reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only; information found at this website is not incorporated by reference in this document).

Statutory Purposes

The 2004 Agreement and the Statutes provide that the purpose of NIB is to make financing available in accordance with sound banking principles and, taking into account socio-economic considerations, to carry into effect investment projects of interest to the Member countries and other countries which receive such financing. NIB is to aim for a profit in its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital.

Legal Status

Under the 2004 Agreement, NIB has status as an international legal person with full legal capacity. In particular, the Bank has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions actions may be brought against the Bank only in a court of competent jurisdiction in the territory of a country in which the Bank has established an office, or has appointed an agent for the purpose of accepting service of process, or when the Bank has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if the Bank has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of the Bank wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement prescribes that the premises and archives of the Bank and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures which in any manner prevent or impede the fulfillment of its commitments. NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. The Bank shall also be exempt from taxes on purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of the Bank. Borrowing and lending by the Bank and borrowing from the Bank is also exempt from all taxes and imposts of similar nature.

On October 20, 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB’s status as an international organization and further regulates certain privileges and immunities concerning the Bank and its staff as well as social security for the staff. The agreement was enacted as a law in Finland and came into force on January 16, 2011.

HISTORY OF NIB

Cooperation of Member Countries

Cooperation among the Nordic countries encompasses a wide range of activities, including economic policy, development of industrial technology, communications and harmonization of legal systems.

Institutionalized Nordic Cooperation

The most important formal basis for Nordic cooperation is the Treaty of Cooperation among the Nordic countries, also known as the Helsinki Agreement of 1962. This agreement sets out the aims of Nordic cooperation and contains provisions for the Nordic Council and, as subsequently amended, for the Nordic Council of Ministers. The Nordic Council, which was founded in 1952, is a forum for consultation and discussion at the parliamentary level of matters of common interest to the Nordic countries, which may lead to presentation of recommendations to the Nordic Council of Ministers and to the governments of the Nordic countries. The Nordic Council of Ministers, in which each Nordic country has one vote, is empowered to make decisions on matters of cooperation that are considered binding on the governments of the Nordic countries, subject to parliamentary approval in certain matters.

The Baltic countries, Estonia, Latvia and Lithuania, have for several years participated in the Nordic cooperation, for example, by attending the sessions of the Nordic Council and some meetings of the Nordic Council of Ministers.

EFTA and EU

The Nordic countries have steadily broadened their mutual commercial relationships, a development encouraged by the creation in 1960 of the European Free Trade Association (“EFTA”), which established a framework for the development of inter-Nordic trade during the 1960s and 1970s.

Following Denmark’s entry into the European Community (the predecessor to the European Union) in 1973, the other four Nordic countries concluded bilateral free-trade agreements with the European Community in order to promote free trade within the Nordic region. The EFTA member countries, with the exclusion of Switzerland, and the European Union (“EU”) established the European Economic Area (“EEA”), a free trade zone in Europe, effective January 1, 1994.

Effective January 1, 1995, Finland and Sweden became members of the EU, leaving Norway and Iceland as the only Nordic countries that presently are members of EFTA. At the introduction of the Euro on January 1, 1999, Finland was the only Nordic country to participate in the economic and monetary union of the EU (“EMU”).

Effective May 1, 2004 Estonia, Latvia and Lithuania became members of the EU. Estonia, Latvia and Lithuania are also members of the EMU. Estonia joined the EMU on January 1, 2011, Latvia on January 1, 2014 and Lithuania on January 1, 2015.

Other forms of cooperation

Nordic cooperation also includes coordination of policy positions in international organizations. Consultations are held regularly on issues arising within the United Nations and the United Nations Commission for Trade and Development. The Member countries are jointly represented in the International Monetary Fund, the International Bank for Reconstruction and Development and other international organizations.

Implications for NIB and its related parties

NIB

Discussions within the Nordic Council and the Nordic Council of Ministers over a number of years led to the establishment of NIB in 1975.

On September 15, 1981, the Nordic Council of Ministers approved a program to promote Member country cooperation in project exports, primarily to developing countries. The decision, as amended on February 28, 1982, included, as one major element of the program, the creation of a joint financing facility to grant loans and issue loan guarantees (“project investment loans”). The facility became effective on July 1, 1982, and forms currently the main part of NIB’s lending activities outside Member countries. See “Lending Operations of NIB.”

In August 1996, the Nordic prime ministers decided to establish a special environmental loan facility (the “Environmental Investment Loan Facility”) to finance environmental investments in the region neighboring the Nordic countries. The facility was approved by the Nordic Council of Ministers on January 25, 1997, and became effective on August 28, 1997. The facility, which is part of NIB’s lending activities, comprises loans and guarantees to both the public and private sector for financing investments aimed at protecting the environment and reducing cross border pollution in the neighboring area to the Member countries. See “Lending Operations of NIB.”

In November 1997, the Nordic Council of Ministers decided that the legal framework of NIB and its related parties NEFCO and NDF (each, as defined below) should be revised to reflect their status as international organizations. In relation to NIB, this led to the signing of the 1998 Agreement on October 23, 1998.

On January 1, 2005, Estonia, Latvia and Lithuania became members of NIB. The enlargement of the membership followed an eighteen month-long preparation after a policy decision taken by the Nordic prime ministers in June 2003. The new members have essentially the same rights and obligations as the original members. The 2004 Agreement on NIB mandates a new structure for the governance of the Bank, which was fully implemented as of January 1, 2005. On January 1, 2005, NIB introduced an entirely new body, the Board of Governors, which replaced the Nordic Council of Ministers and its functions in the previous legal framework of the Bank. The activities of the Bank remained unchanged in the 2004 Agreement.

NIB’s related parties

On May 19, 1988, the Nordic Council of Ministers decided upon the establishment of the Nordic Development Fund (“NDF”), an international financial institution, for the purpose of financing projects of Nordic interest on concessional terms in developing countries. The agreement regarding the establishment of NDF was signed by the Nordic countries on November 3, 1988, and NDF commenced operations on February 1, 1989. NDF is a separate legal entity with its own Board of Directors and with a capital base provided by the five Nordic countries, which are members of NDF. In December 2008, the Board of Directors of NDF agreed to recommend to the Nordic Council of Ministers that the capital of NDF be utilized in the form of grant aid for climate-related interventions in developing countries. This capital consisted of repayments from the 190 credits granted by NDF during the years 1989 to 2005. In keeping with the Board’s recommendations, the Nordic Council of Ministers approved certain amendments to NDF’s Statutes on May 5, 2009. According to these amendments, NDF was given a new mandate to support interventions aimed at adaptation to and mitigation of the negative effects of climate change in developing countries.

On March 2, 1990, the Nordic Council of Ministers decided upon the establishment of the Nordic Environment Finance Corporation (“NEFCO”), an international financial institution, for the purpose of promoting investments of Nordic environmental interest in Eastern and Central Europe. The agreement regarding the establishment of NEFCO was signed by the Nordic countries on the same day, and NEFCO commenced operations in October of 1990. NEFCO is a separate legal entity with its own Board of Directors and with a capital base provided by the five Nordic countries, which are the member countries of NEFCO. NEFCO offers loans, share capital, export financing, grants and carbon credits. NIB co-finances projects with NEFCO and also jointly manages external donor funds entrusted to NIB and NEFCO for specific purposes.

On October 15, 2013, revised Host Country Agreements between each of NDF and NEFCO and the Government of Finland were signed. The agreements confirm NDF´s and NEFCO’s status as international organizations and further govern certain privileges and immunities concerning them and their staff as well as social security for their staff. The agreements have been enacted as laws in Finland and entered into force on May 11, 2014.

NIB provides certain administrative services to both NDF and NEFCO.

FOREIGN EXCHANGE

The capital of NIB is denominated, and its accounts are kept, in Euro as specified in Sections 3, 5 and 12 of the Statutes of NIB. The Euro is the currency introduced on January 1, 1999, and adopted by the EMU as the unit of account of the institutions of the European Communities (“EC”) as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states.

The following table sets forth for the dates indicated the EUR/USD exchange rate as published by the European Central Bank (the “ECB”). No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rates or at any other rates on any of the dates indicated.

December 31,	Value of 1 EUR in USD
2016	1.0541
2015	1.0887
2014	1.2141
2013	1.3791
2012	1.3194
2011 (December 30th)	1.2939

Unless otherwise specified, amounts in euro contained herein have been presented solely for convenience in U.S. dollars based on a conversion rate of 1 EUR being equal to 1.0541 U.S. dollars, which was the EUR/USD exchange rate at December 31, 2016 as set forth in the above table.

As used herein, the terms “Euro”, “euro” and “EUR” refer to euro; “dollars”, “U.S. dollars” and “USD” refer to United States dollars; “British pounds sterling” and “GBP” refer to British pounds sterling; “Australian dollars” and “AUD” refer to Australian dollars; and “Swedish kronor” and “SEK” refer to Swedish kronor.

Any discrepancies in the tables included herein between the amounts and the totals thereof are due to rounding.

CAPITALIZATION AND RESERVES

The following table sets forth the capitalization of NIB at December 31, 2016. This table should be read in conjunction with the Financial Statements for the fiscal year ended December 31, 2016, and the Notes thereto included as Exhibits III and IV to this Report on Form 18-K.

			Outstanding at December 31, 2016
	Millions of EUR	Millions of USD	Millions of EUR	Millions of USD

Equity:
Authorized and subscribed capital	6,141.9	6,474.2
Of which callable capital	(5,723.3)	(6,032.9)
Paid-in capital			418.6	441.2
Statutory Reserve			686.3	723.4
General Credit Risk Fund			1,540.7	1,624.1
Special Credit Risk Fund PIL			445.9	470.0
Hedging reserve			(28.2)	(29.7)
Profit for the year			211.8	223.3

Total Equity			3,275.1	3,452.3
Funded Debt			23,907.4	25,200.8

Total Capitalization			27,182.5	28,653.1

Authorized Capital Stock

The Board of Governors can, upon a proposal by the Board of Directors of NIB, decide upon an increase in the authorized capital stock of the Bank. To become effective, such a decision normally requires the approval of the parliaments of the Member countries.

The authorized capital stock of the Bank, which initially was approximately USD 537.7 million, has been increased several times, most recently in June 2010, when the Board of Governors decided to increase the Bank’s authorized capital by EUR 2,000 million (USD 2,108.2 million) to EUR 6,141.9 million (USD 6,474.2 million). The capital increase came into force on February 16, 2011 following confirmation of the increase by all Member countries. The increase was allocated to the callable portion of the authorized capital stock. (The split of NIB’s authorized capital into paid-in capital and callable capital is discussed below under “Paid-in Capital and Callable Capital.”)

As stipulated in NIB’s Statutes, any increase of the authorized capital stock is allocated among the Member countries based upon their gross national income (GNI) at market prices as determined from time to time by the Board of Governors.1 Allocations of new subscribed capital among the Member countries were fixed at the time of each increase and no adjustments or equalization payments were made with respect to capital already subscribed. Accordingly, and because the GNI among the Member countries has varied over the years, the authorized and paid-in portions of the Member countries’ capital have not been the same.

As of February 16, 2011, the Member countries’ portions of the authorized capital stock of NIB are as follows:

	Millions of EUR	Millions of USD	Percentage of total
Denmark	1,293.9	1,363.9	21.1%
Estonia	56.3	59.3	0.9%
Finland	1,088.1	1,147.0	17.7%
Iceland	58.1	61.2	0.9%
Latvia	82.1	86.5	1.3%
Lithuania	119.8	126.3	2.0%
Norway	1,320.8	1,392.3	21.5%
Sweden	2,122.8	2,237.6	34.6%

Total*	6,141.9	6,474.2	100.0%

*	May differ from the sum of individual figures due to rounding.

In 2016 the Bank’s Board of Governors has decided to adjust and align NIB’s authorized capital so that each Member country’s share in percentage of paid-in capital and callable capital will equal its share of the authorized capital. The adjustment and alignment also concerns the Member countries’ respective size of statutory guarantee share in percent for the Project Investment Loan facility (PIL) and the Environmental Investment Loan facility (MIL), as described further in “Lending Operations of NIB – Loans under Special Lending Programs – Project Investment Loans (PIL).” Following the completion of the approval process in each Member country, the changes have entered into force and have been implemented.

Paid-in Capital and Callable Capital

The Statutes provide that NIB’s authorized capital stock shall consist of a paid-in portion and a callable portion. Of NIB’s total authorized capital stock of currently EUR 6,141.9 million (USD 6,474.2 million), the paid-in portion amounts to EUR 418.6 million (USD 441.2 million), which corresponds to approximately 6.8% of the total authorized capital stock of the Bank. All subscribed capital not paid in is subject to call by the Board of Directors of NIB to the extent that the Board deems it necessary for the fulfillment of the Bank’s debt obligations. The Statutes do not require that calls be made pro rata, but it is anticipated that, in the first instance, calls would be made in that manner. Failure by any Member country to make payment on any such call would not excuse any other Member country from its obligation to make payment. No Member country can legally be required on any such call to pay more than the unpaid balance of the callable portion of its subscribed capital. To date no such calls have been made.

In view of NIB’s character as an institution for regional cooperation, there are no provisions in the 2004 Agreement for admitting additional countries. While a Member country may withdraw by giving notice in accordance with the provisions set forth in the 2004 Agreement, the 2004 Agreement also provides that a withdrawing country must remain liable for those commitments of NIB that were in force at the time of the withdrawal to the same extent as immediately prior to such withdrawal.

[1]	From the establishment of NIB in 1975 until the Baltic countries joined NIB on January 1, 2005, gross national income (GNI) was calculated at factor prices for the Nordic countries as an average of the data from the two most recent years available. Since January 1, 2005 the source for the GNI statistics has been the International Monetary Fund’s International Financial Statistics publication.

Reserves

Under the Statutes, NIB’s annual net profits are to be transferred to a statutory reserve (the “Statutory Reserve”) until such reserve equals 10% of the authorized capital stock of the Bank. Thereafter, the Board of Governors, acting upon the proposal of the Board of Directors of NIB, will determine the allocation of net profits between further transfers to the Statutory Reserve and the payment of dividends to the Member countries.

At December 31, 2016, the Statutory Reserve of NIB amounted to EUR 686.3 million (USD 723.4 million) or 11.2% of the Bank’s authorized capital. NIB has annually allocated a portion of the respective year’s profit as a general credit risk reserve (the “General Credit Risk Fund”) for unidentified risks in the Bank’s operations. At December 31, 2016, the General Credit Risk Fund amounted to EUR 1,540.7 million (USD 1,624.1 million). The General Credit Risk Fund is available to cover losses arising from NIB’s lending portfolio as well as other risks NIB assumes in its business activities, such as the activities of its treasury department. The risks covered with respect to the treasury activities include market risks as well as counterparty risks. For further information in this regard, please see “Risk Management” below. NIB’s Board of Directors has proposed to the Board of Governors that EUR 156.8 million (USD 165.3 million) of the profit for 2016 be allocated to the General Credit Risk Fund.

In addition, as required by Section 8 of the Statutes, the Bank has established a separate special credit risk fund to be used exclusively for any future project investment loan losses (the “Special Credit Risk Fund PIL”). At December 31, 2016, the Special Credit Risk Fund PIL amounted to EUR 445.9 million (USD 470.0 million). For further information regarding the project investment loans facility and the Member countries’ guarantees, see “Lending Operations of NIB – Loans under Special Lending Programs.”

As part of the terms and conditions of membership, Estonia, Latvia and Lithuania have paid into NIB’s reserves the aggregate amount of EUR 42.7 million (USD 45.0 million) in the same proportion as their respective shares of the subscribed capital.

NIB’s Board of Directors has proposed to the Board of Governors to make EUR 55.0 million (USD 58.0 million) available for distribution as dividends to Member countries in 2017 stemming from the net profit for 2016.

FUNDED DEBT

The following table sets forth a summary of the Bank’s outstanding funded debt at December 31, 2016 (“outstanding” refers to the amount of a loan that has been disbursed, net of repayments). The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IFRS 9 principle on hedge accounting.(1)

Currency of Borrowing	Millions of EUR	Millions of USD
U.S. dollars	11,039.1	11,636.3
Australian dollars	2,579.5	2,719.1
Euro	2,221.7	2,341.9
New Zealand dollars	2,094.6	2,207.9
Norwegian kroner	1,580.7	1,666.2
British pounds sterling	1,127.0	1,188.0
Swedish kronor	1,083.4	1,142.0
Japanese yen	567.3	598.0
Brazilian real	340.7	359.1
Swiss francs	325.9	343.5
New Turkish lira	159.1	167.7
Mexican pesos	114.8	121.0
Hong Kong dollars	81.8	86.2
South African rand	39.9	42.1
Indian rupees	30.9	32.6
Polish zloty	22.7	23.9
Canadian dollars	17.8	18.8
Icelandic kronur	3.3	3.5

Total*	23,430.3	24,697.9
IFRS 9 value adjustments	477.1	502.9

Total, borrowings outstanding	23,907.4	25,200.8

*	May differ from the sum of individual figures due to rounding.
(1)	See also Notes 16 and 19 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2016, are included as Exhibit I to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

TREASURY OPERATIONS

Borrowing

The Bank’s primary source of funding is through the issuance of bonds in the main financial markets of Europe, Asia and the United States of America. The objective is to raise funds at a favorable cost to enable lending on competitive terms to the Bank’s customers. The Bank seeks to take advantage of favorable market conditions, adapting its borrowing operations to investor preferences in terms of currency, maturity, liquidity and structures. Within this strategy, the objective is to raise funds at the lowest possible cost while taking into consideration the risks involved in the structure and complexity of the individual transactions. Furthermore, potential mismatches between the terms of the funding and lending transactions are taken into consideration. To this extent, the proceeds from the issues are converted in the derivatives markets to best manage the foreign exchange, interest rate and refinancing risks on the balance sheet.

Most of NIB’s medium and long-term borrowing is conducted under its borrowing programs. At year-end 2016 the Bank had the following active programs:

•	the Euro Medium Term Note Program (the “EMTN Program”) with a ceiling of EUR 15 billion (USD 15,811.5 million)

•	the U.S. Medium Term Note Series D Program registered with the U.S. Securities and Exchange Commission (the “U.S. MTN Program”) with a ceiling of USD 20 billion, and

•	the Australian and New Zealand Dollar Domestic Medium Term Note Program with a current ceiling of AUD 8 billion (USD 5,777.5 million).[2]

During 2016, NIB borrowed EUR 6,700.1 million (USD 7,062.6 million) by means of 58 transactions in nine different currencies. EUR 2,587.5 million (USD 2,727.5 million) of this total came from 39 transactions under the EMTN Program. Under the U.S. MTN Program, NIB issued seven transactions, three of which were global benchmark issuances in the amount of USD 1.25 billion, USD 1.0 billion and USD 1.0 billion, respectively. The weighted average maturity for NIB’s borrowing operations in 2016 was 4.9 years, compared with 5.1 years in 2015.

NIB may issue notes as part of NIB’s Environmental Bond (“NEB”) program. NIB intends to direct the proceeds from its NEB issuances primarily to the funding of selected loans to finance new projects in NIB’s Member countries or in EU countries that are considered to enhance the environment. NIB has established an internal framework that allows for the funds raised through issuances of NEB to be directed to its environmental lending. Lending projects qualify as eligible under the framework if they satisfy strict internal environmental sustainability criteria. Payment of principal of and interest on such notes is made solely on the credit standing of NIB as a single institution and is not directly linked to the performance of environmental lending projects. Accordingly, such notes neither constitute “asset-backed” securities, nor are they otherwise credit-linked to any of NIB’s environmental lending projects. NIB Environmental Bonds can be issued under any of NIB’s debt issuance programs.

[2]	At the exchange rate of AUD 1 = USD 0.72218 which is calculated using the ECB closing rate for EUR/AUD and EUR/USD as of December 31, 2016, which then provides the AUD/USD exchange rate.

At year-end 2016, the Bank had a total of EUR 2,029.8 million (USD 2,139.6 million) outstanding in NIB Environmental Bonds. During 2016, NIB issued three NIB Environmental Bonds under its environmental framework, a five-year, SEK 1.0 billion (USD 110.3 million)3 bond, an eight-year, EUR 500 million (USD 527.1 million) bond and a seven-year, SEK 1,500 million (USD 165.5 million) bond.

For the years 2016 and 2017, the Board of Directors of the Bank has authorized the Bank to raise medium and long-term borrowings in an aggregate amount of up to EUR 7.0 billion (USD 7,378.7 million) and EUR 6.0 billion (USD 6,324.6 million) respectively.

In 2008, NIB replaced its Euro Commercial Paper Program (“ECP Program”) with a new STEP4-compliant ECP Program having a ceiling of EUR 2 billion (USD 2,108.2 million). In addition to borrowings under this program and through short-term transactions under the EMTN Program, NIB can obtain short-term funds in the interbank market through money market loans and through repo transactions. These transactions are undertaken in most of the currencies listed under “Funded Debt” above.

For the years 2016 and 2017, the Board of Directors has authorized the Bank to raise short-term funding, provided that the outstanding amount at any one time in each of these years does not exceed EUR 3 billion (USD 3,162.3 million).

The amounts of medium-term notes outstanding under the programs referred to above are set forth in Note 15 to the Financial Statements. NIB had no commercial paper outstanding under the ECP Program at year-end 2016.

Liquidity Management

NIB’s liquidity policy, which was implemented in 2014, is based on stress testing and incorporates recommendations from Basel III (a set of comprehensive changes to the then-existing capital adequacy framework, published by the Basel Committee on Banking Supervision in December 2010), EU directives and the rating methodologies used by rating agencies. The policy includes a survival horizon that measures the period the Bank is able to meet all its payment obligations stemming from ongoing business operations during a severe stress scenario. The target is to maintain a survival horizon of a minimum of twelve months. At the end of 2016, NIB calculated its survival horizon as 443 days.

To mitigate its liquidity risk, the Bank maintains a liquidity buffer. The liquidity buffer is mainly invested in EUR, but also in USD and the Nordic currencies. Other currencies are also used if deemed necessary to meet upcoming payment obligations. At the end of 2016, the liquidity buffer, which also included cash and securities received from swap counterparties to mitigate counterparty risk, amounted to EUR 11,097.4 million (USD 11,697.8 million). Of this, EUR 4,361.6 million (USD 4,597.6 million) is held as cash and short-term money market instruments (39%), and EUR 6,735.8 million (USD 7,100.2 million) is held in securities with longer maturities (61%). To ensure that the buffer maintains its market value and liquidity under severe market conditions, it must fulfill the quality requirements stipulated in the liquidity policy. At the end of 2016, 83% of the liquidity buffer was invested in high quality liquidity assets (HQLA), 91% was eligible as collateral for securities repurchase transactions or repos at one or several central banks, and 91% of the assets belonged to the Bank’s top four internal rating categories. In addition, the Bank fulfills the liquidity coverage ratio (LCR) and net stable funding ratio (NSFR) requirements as specified in the Capital Requirements Regulation of the European Union. Under the objective of achieving additional earnings, part of the liquidity is invested in longer-term government securities, covered bonds and senior bonds issued by financial institutions with a credit rating of ‘A’ or above. For further information in this regard, see Note 2 to the Financial Statements included as Exhibit IV to this report on Form 18-K.

[3]	At the exchange rate of SEK 1 = USD 0.11035 which is calculated using the ECB closing rate for EUR/SEK and EUR/USD as of December 31, 2016, which then provides the SEK/USD exchange rate.
[4]	Short-Term European Paper (“STEP”). Pursuant to STEP publication, the STEP initiative aims to foster the integration of the European markets for short-term paper through the convergence of market standards and practices. In order to implement the initiative a STEP Market Convention has been prepared. A STEP label is granted to a short-term paper program if the issuer, the features of the program and the notes issued under the program comply with the STEP Market Convention. The STEP criteria and requirements relate to the disclosure of information, the format for documentation, settlement and the provision of data for the production of STEP statistics by the European Central Bank. A STEP label does not relate to the creditworthiness of the issuer or the accuracy of the information provided.

Collateral Management

The Bank receives collateral from its counterparties in order to mitigate counterparty risk arising from derivative transactions entered into by the Bank. In 2016 the Bank started a process to move from unilateral to bilateral credit support agreements with its derivative counterparties. This change will require a higher liquidity buffer as the Bank will need to post collateral, mainly EUR cash holdings, with its swap counterparties. For further information in this regard, see Note 2 to the Financial Statements included as Exhibit IV to this report on Form 18-K. Bonds received as collateral are held in a separate portfolio and are not part of the overall market risk calculation because of the daily valuations and exchange of collateral. The amount of cash collateral held at year-end 2016 was EUR 1,308.9. million (USD 1,379.7 million). For further information regarding received collateral at year-end please refer to Note 18 to the Financial Statements included as Exhibit IV to this Report on Form 18-K.

Portfolio Management

The Bank’s portfolio management deals with the management of the portion of NIB’s liquidity that is invested in longer term securities. Two categories of portfolios have been established: (1) a portfolio with security investments measured at amortized cost and (2) actively managed portfolios measured at fair value. The amortized cost portfolio comprises fixed rate debt securities issued by highly rated issuers. The return on this portfolio is an important contributor to NIB’s total results.

The actively managed portfolios contribute to NIB’s results through active yield curve and duration management strategies using fixed income derivatives as well as security investments. The strategies are carried out by both internal and external managers. The Bank currently has agreements in place with two external managers who operate with unfunded mandates. As of the end of 2016, the external managers were authorized to take positions of up to an aggregate of USD 200.0 million, corresponding to EUR 189.7 million. The risk and size of the actively managed portfolios are restricted by overall market risk limits, see Note 2 to the Financial Statements included as Exhibit IV to this report on Form 18-K.

For information regarding accounting treatment and volumes of NIB’s financial placements as of December 31, 2016, please refer to Note 10 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K. The volume of outstanding derivatives as of December 31, 2016 are set forth in Note 14 to the Financial Statements included as Exhibits III and IV to this Report on Form 18-K.

RISK MANAGEMENT

NIB’s constituent documents require that loans be made in accordance with sound banking principles, that adequate security be obtained for the loans unless sufficient security is considered to exist under the circumstances and that the Bank protects itself against the risk of exchange rate losses. The Bank’s risk tolerance is defined with the objective of maintaining strong credit quality, stable earnings and a level of capital and liquidity required to maintain the Bank’s ‘AAA’/‘Aaa’ rating.

The main risks – credit risk, market risk, liquidity risk, operational risk and compliance risk – are managed carefully with risk management closely integrated into the Bank’s business processes. NIB is not subject to any national or international banking regulations. However, the Bank’s risk management framework is regularly reviewed and adapted to changing conditions with the aim of complying in substance with what the Bank identifies as the relevant market standards and best practices, including the recommendations of the Basel Committee on Banking Supervision.

For further information regarding risk management please refer to Note 2 to the Financial Statements included as Exhibit IV to this report on Form 18-K.

LENDING OPERATIONS OF NIB

Credit Policy

Mission and mandate

The mission of NIB, as currently defined, is to promote sustainable growth of its Member countries by providing long-term complementary financing, based on sound banking principles, to projects that strengthen competitiveness and enhance the environment. Pursuant to its current strategy, NIB promotes competitiveness and supports the environment by providing financing in the form of loans and guarantees for activities in which NIB can add value and complement other financing sources. Moreover, NIB assesses the environmental aspect of all its financing. Projects contributing to the fulfillment of the Bank’s mandate are typically found in the following sectors: environment, energy, transport, logistics and communications and innovation. Nonetheless projects with high mandate ratings, as assessed by the Bank, are also approved in other sectors. NIB remains flexible in terms of supporting different areas of the economy but places particular emphasis on projects involving: (1) investments in infrastructure; (2) investments improving the environment; (3) large investments by the corporate sector; and (4) small and medium-sized enterprises, targeted in cooperation with financial intermediaries. In 2015, NIB’s Board of Directors concluded a strategy process in which the mandate and mission described above were confirmed. In connection therewith, NIB’s Board of Directors also decided to place greater emphasis on the following areas: small and medium sized enterprise (SME) and mid-sized corporate financing, non-Member country lending (in view of increasing it in the longer term to the previous level of approximately one-fifth of the Bank’s lending), Arctic financing and increased focus on lending to the Baltic countries (see also “Ordinary Loans – Regional Loans” below). In 2016 NIB started investing in green bonds as part of its lending activities (see below).

In the case of NIB’s lending outside the Member countries, an agreement is generally required regarding the recipient country’s recognition of NIB as a legal person under public international law and as having legal capacity under the national law of the country in question as well as recognition of NIB’s status as an IFI. The Bank follows a policy similar to that of other international financial institutions in regard to the debt service obligations of its borrowers. Therefore, the Bank has not participated in any debt reschedulings of sovereign debt.

Loans may be granted for both public and private projects. A loan will not be made, nor a guarantee provided, if opposed by the government of the country in which the related project is located. The Bank has a number of tools in place for the purpose of assessing the eligibility of the projects. The Bank applies a mandate rating tool as well as a sustainability policy to ensure that its financing fulfills the objectives and mission of the Bank. In addition, the Bank has an integrity due diligence procedure in relation to its granting of loans.

Risk assessment

The operations of NIB are to be conducted in accordance with sound banking principles and loans and guarantees are to be granted on market-based banking terms. Within the framework of NIB’s financial guidelines and risk management, the Bank’s lending operations are classified with respect to counterparty risk and the value of the security provided. A risk class is then determined for each loan. See “Risk Management.”

In addition to the overall maximum lending exposures set in Section 7 of the Statutes, specific limits apply to the portfolio (non-Member country and sector limits) and to the counterparty level. The Board of Directors of NIB has decided that the maximum amount of loans by the Bank granted for a single project generally should not exceed 50% of the total cost of the project (for SME and mid-sized corporate financing this limit is set at 75%) and that the maximum amount granted to borrowers belonging to a single group of companies should not, as a rule, exceed 20% of the Bank’s total equity. This 20% limit is not applicable for loans to sovereign counterparties. The 20% limit is reduced in the case of less creditworthy borrowers.

The table below sets forth NIB’s 10 largest non-sovereign lending exposures (defined as total disbursements and loan commitments (a “loan commitment” comes into being upon execution of a loan agreement)), including issued guarantees, at December 31, 2016, calculated as a percentage of a) total lending exposure and b) total equity of the Bank.

Rank	% of total lending exposure	% of total equity
1	2.3	13.2
2	2.2	12.6
3	1.7	9.7
4	1.7	9.6
5	1.5	8.4
6	1.4	8.2
7	1.4	7.8
8	1.3	7.6
9	1.3	7.5
10	1.3	7.4

The Board of Directors has decided to limit the exposure (defined as total disbursements and loan commitments) of PIL (defined below) and other non-Member country loans by setting a country limit related to credit standing of the host country. For information about NIB’s exposure under the PIL facility, see “Loans under Special Lending Programs – Project Investment Loans.”

The Statutes require that the Bank obtain adequate security for its loans unless sufficient security is considered to exist under the circumstances. There are no specific requirements regarding the types of security that the Bank may accept. The Bank may grant unsecured loans to counterparties that are sufficiently creditworthy. In such lending, the Bank requires various undertakings by the counterparty (e.g. negative pledge and other financial or non-financial covenants). The Bank generally requires higher degrees of credit enhancement for project and structured finance transactions. At December 31, 2016, 17.5% of NIB’s outstanding loans were granted directly to, or guaranteed by, Member countries or local authorities therein, and an additional 27.9% were granted to or guaranteed by other countries (including emerging market countries), or companies that are owned (50% or more) by Member countries or local authorities therein. Other than 1.5% of the outstanding loans (and green bond investments, as discussed below), the remainder of the outstanding loans had some form of protection through collateral, corporate or other guarantees or covenants.

As noted above, NIB is required under the Statutes to protect itself against foreign exchange rate risks. NIB’s general policy is to grant loans in the same currencies in which it borrows or to convert funds obtained by it into other currencies with appropriate forward exchange risk coverage. NIB has further systems in place in order to control and measure the matching of the maturities of its loans to those of its borrowings. In this respect, the Board of Directors has approved limits for the maximum impact on the Bank’s net interest income due to future refinancing or reinvestment risks in its balance sheet. For further information in this regard, see “Risk Management.”

The majority of the Bank’s loans are made with final maturities of between five and fifteen years. Disbursements, amortizations and final maturities of the Bank’s loans are dependent upon each project’s schedule of development, cash flow generation, ultimate economic life and the availability to NIB of appropriate funding.

Pricing policy

The Bank’s Statutes require it to grant loans on sound banking terms. Therefore there is no subsidy element in the terms offered by the Bank. Loans and guarantees are priced to cover the Bank’s cost of funds, its administrative costs and the cost of the risks associated with a loan. In addition, a reasonable return on the capital employed is expected to be achieved. The Bank employs a risk-based pricing tool for the pricing of its loans.

NIB’s loans are made at both fixed and floating rates of interest. In both cases, the rate is determined by reference to the incremental cost of funds in the relevant currency and by the underlying security and maturity of the loan. In order for NIB to be compensated for maintaining sufficient liquidity and to accommodate its borrowers’ loan disbursement requirements, NIB has established a schedule of commitment fees to be charged on the undisbursed portions of its loan commitments. The total price of NIB’s loans may also include other fees.

Credit risk monitoring and provision policy

The Bank pays much attention to the monitoring of its lending exposure. The monitoring covers the lending counterparties’ repayment ability, the value of the credit enhancement, the factors that affect the risk classification and the lending counterparty’s compliance with all terms and conditions of the transaction. Project and structured finance transactions are subject to more detailed monitoring. Furthermore, all loans deemed to represent high credit risk and all watch-listed loans are subject to more detailed and specific monitoring and reporting requirements.

A loan is classified as impaired when it is considered likely that the counterparty in a lending transaction is unable to meet its contractual obligations and the estimated value of any collateral provided is deemed insufficient, and thus the Bank is at risk of sustaining a credit loss. An allowance for the impairment is calculated and recognized in the Bank’s financial statements in accordance with the IFRS requirements. In respect of PIL loans, impairment losses are recognized for the outstanding principal, interest and fees on loans that fall within the Bank’s own risk for PIL loans.

Loans that are not individually impaired are transferred to a group of loans with similar risk characteristics for a collective impairment test. The Bank assesses the need to make collective impairment on exposures which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when originally granted. This collective impairment is based on any deterioration in the internal rating of the groups of loans or investments from the time they were granted or acquired. These internal ratings take into consideration factors such as any deterioration in counterparty risk, value of collateral or security received and sector outlook, as well as identified structural weaknesses or deterioration in cash flows. For further information regarding individual and collective impairment and for the distribution of allowances for impairment as of December 31, 2016, please refer to Note 1 to the Financial Statements included as Exhibit III and IV to this Report on Form 18-K.

Loans and Lending Programs

The Bank has currently two main categories of lending: ordinary lending and lending under special programs.

Ordinary Lending

NIB’s ceiling for ordinary lending amounts to 250% of its authorized capital stock and accumulated, unallocated reserves (the Statutory Reserve and the General Credit Risk Fund). After allocation of the profit in accordance with the Board of Directors’ proposal for fiscal year 2016, the Bank’s ordinary lending ceiling will amount to EUR 21,243.7 million (USD 22,393.0 million). See “Capitalization and Reserves – Authorized Capital Stock.” At December 31, 2016, outstanding ordinary lending amounted to the equivalent of EUR 15,431.6 million (USD 16,266.4 million), which represented 181.6 % of the Bank’s authorized capital stock and accumulated reserves.

Lending under special lending programs

In addition to its ordinary lending, the Bank has currently two special lending programs, which are authorized by its Statutes.

NIB may make project investment loans and give related guarantees under the project investment loans (“PIL”) facility. The authorization for the PIL facility is EUR 4 billion (USD 4,216.4 million). PIL loans outstanding as of December 31, 2016 totaled EUR 1,236.4 million (USD 1,303.3 million). As of December 31, 2016, no guarantees were issued under this facility.

Under the Environmental Investment Loan Facility (“MIL”), the Bank may make investment loans and guarantees up to a maximum amount of EUR 300 million (USD 316.2 million) to finance projects to improve the environment and reduce pollution in the regions neighboring the Member countries. MIL loans outstanding at December 31, 2016 totaled EUR 30.2 million (USD 31.9 million). As of December 31, 2016, no guarantee has been issued under this facility.

For a further description of the special lending programs, see “Loans under Special Lending Programs.”

Ordinary Loans

The Bank’s ordinary loans have traditionally been grouped into two categories: investment loans and regional loans. At December 31, 2016, investment loan and regional loan commitments totaled EUR 17,250.5 million (USD 18,183.8 million), of which EUR 15,415.4 million (USD 16,249.4 million) was outstanding. At December 31, 2016 there were no guarantees issued under ordinary lending.

Investment Loans

As a rule investment loans are granted for projects situated in the Member countries or for projects situated outside the Member countries if either the security or the party providing security for the project or the borrower is located in one of the Member countries. In addition the lending to Poland and certain other EU member countries is currently also made as investment loans. At December 31, 2016, NIB had investment loan commitments totaling EUR 17,249.0 million (USD 18,182.2 million), of which EUR 15,413.9 million (USD 16,247.8 million) was outstanding. The majority of the outstanding amount, or EUR 14,734.2 million (USD 15,531.3 million) was granted for projects situated in the Member countries.

Regional Loans

In June 1980, NIB began making loans to national regional credit institutions in the Nordic countries that were designated as eligible loan recipients by the Nordic Council of Ministers. The loans were on-lent by the recipients to investment projects in development regions within the Nordic countries pursuant to a program for Nordic regional cooperation adopted by the Nordic Council of Ministers. The facility is limited to 5% of the ceiling for ordinary lending, or EUR 1,062.2 million (USD 1,119.7 million) at December 31, 2016. At December 31, 2016, NIB had commitments for two regional loans totaling EUR 1.5 million (USD 1.6 million), all of which were outstanding. NIB has stopped making new regional loans.

Green bond investments

With a framework of EUR 500 million (USD 527.1 million), NIB launched a new lending product for investing in green bonds issued by companies or municipalities in the Member countries. The purpose of the initiative is to support the development of the green bond market, to finance environmental investments and to promote good standards in this field. At the end of 2016, the Bank held EUR 142.6 million (USD 150.3 million) in green bonds.

The table below sets forth the number, total principal amount and percentage distribution of investment loans, regional loans and green bond investments outstanding as well as issued guarantees at December 31, 2016, allocated by country according to the domicile of the borrower’s group headquarters.

Loans	Number of Loans	Percentage	Amount (millions of EUR)	Percentage	Amount (millions of USD)
Czech Republic	1	0.2%	3.9	0.0%	4.1
Denmark	33	8.1%	1,324.0	8.7%	1,395.6
Estonia	12	2.9%	191.3	1.3%	201.6
Finland	96	23.5%	3,336.8	22.0%	3,517.3
France	1	0.2%	75.0	0.5%	79.1
Germany	1	0.2%	20.3	0.1%	21.4
Iceland	27	6.6%	570.4	3.8%	601.3
Latvia	51	12.5%	232.1	1.5%	244.7
Lithuania	33	8.1%	493.2	3.3%	519.9
Norway	67	16.4%	3,796.0	25.0%	4,001.4
Poland	6	1.5%	510.1	3.4%	537.7
Slovak Republic	1	0.2%	1.7	0.0%	1.8
Sweden	79	19.4%	4,605.6	30.4%	4.854.7

Total Loans*	408	100.0%	15,160.3	100.0%	15,980.5

Guarantees	—	—	—	—	—

IFRS 9-value adjustments			255.1		268.9
Total Loans and Guarantees	408	100.0%	15,415.4	100.0%	16,249.4

*	May differ from the sum of individual figures due to rounding.

Within its ordinary lending the Bank established two lending facilities in 2008 targeting priority sectors. The EUR 500 million (USD 527.1 million) Baltic Sea Environment Financing Facility (“BASE”), supplementing financing through national budgets and EU structural and cohesion funds, was set up to support the financing of measures that help to restore the ecological health of the Baltic Sea by reducing pollution. The Climate Change, Energy Efficiency and Renewable Energy (“CLEERE”) lending facility, originally with a maximum amount of EUR 1,000 million (USD 1,054.1 million), was designated to finance projects that address climate change mitigation and adaptation primarily in the energy sector. Following decisions by the Board of Directors the CLEERE facility was increased several times and now has a maximum amount of EUR 4,000 million (USD 4,216.4 million). At the end of 2016, both the CLEERE facility and the BASE facility had been fully allocated.

Following a review of the Bank’s lending strategy completed in 2015, the Bank decided to establish the following facilities within ordinary lending: (1) an Arctic Financing Facility with a framework of up to EUR 500 million (USD 527.1 million) in loans for projects in the Arctic region, (2) a EUR 250 million (USD 263.5 million) facility for financing to small- and medium sized enterprises (SME) including small mid-cap corporates (SMC), and (3) a facility of EUR 500 million (USD 527.1 million) for lending to mid-cap corporates (MCC) in the market segment between SME/SMC and the larger corporates that have traditionally been NIB’s customers.

At the end of 2016, EUR 197.5 million (USD 208.2 million) had been allocated under (1) the Arctic Financing Facility, and EUR 50 million (USD 52.7 million) had been allocated under (3) the facility for lending to MCC corporates, while no allocations had been made under (2) the facility for SME and SMC enterprises.

Loans under Special Lending Programs

While the majority of the Bank’s loans are made for projects located in the Member countries and under ordinary lending, the Bank’s lending in non-Member countries are made under the special lending programs PIL and MIL in addition to the investment loans outside the Member countries mentioned under ordinary lending above. At December 31, 2016 commitments for loans under PIL and MIL totaled EUR 1,425.3 million (USD 1,502.4 million), of which EUR 1,266.6 million (USD 1,335.1 million) was outstanding. At December 31, 2016, there were no guarantees issued under any special lending program.

Project Investment Loans (PIL)

PIL loans and guarantees are intended to finance projects in the growth markets of Asia, Latin America, Central and Eastern Europe, Africa and the Middle East, where such projects are in the interest of Member countries and the recipient countries. The strategy is to maintain the level of lending to non-Member countries at an average of historical levels of one-fifth of total lending in the long term. These loans are intended to help meet the demand for long-term financing of projects and are made in accordance with regular banking practices. Such loans can be made to governments or against government guarantees but also for infrastructure projects and other public or private sector projects in recipient countries, as approved by NIB, without a guarantee from the government. Projects may be co-financed with the World Bank, other multilateral and bilateral institutions as well as with commercial banks. Part of PIL loans may be carried out as so-called A/B loans, a mechanism pioneered by other IFIs. In an A/B loan, NIB provides a loan from its own resources (A loan) and on the other hand acts as lender of record for another loan fully funded by commercial banks (B loan).

The structure of the PIL facility is primarily governed by the Bank’s Statutes and related bilateral PIL guarantee agreements between the Bank and each of the Member countries. The authorization for the PIL facility is set forth in the Statutes, which currently limits the PIL facility to EUR 4 billion (USD 4,216.4 million). The PIL facility carries a partial guarantee from the Member countries, which differs from the general capital relationships of the Bank because the PIL facility was established as a special program. Each PIL loan is guaranteed on an individual basis by the Member countries for a maximum of 90% of its principal amount plus interest up to an aggregate amount of EUR 1.8 billion (USD 1,897.4 million), or 45.0% of the total program. The Board of Directors has the authority to designate which loans and guarantees should be included in this program at any given time. The Board of Directors also determines whether to call on the Member country guarantees. Since the inception of the program in 1982, no such calls have been made. The guarantee agreements have been amended over the years as the authorization for the program has been increased several times. The last increase in the PIL facility from EUR 3.3 billion (USD 3,478.5 million) to EUR 4 billion (USD 4,216.4 million), with no change in the EUR 1.8 billion (USD 1,897.4 million) guarantee limit, became effective on July 1, 2004. In connection with this increase, and with the same effective date, NIB decided to adjust the guidelines for calling the Member countries’ guarantees and the Bank entered into new bilateral guarantee agreements with each of the Member countries. Under the adjusted guidelines, the related Special Credit Risk Fund for PIL is intended as a first loss reserve and NIB will assume 100% of any losses incurred under an individual PIL loan, up to the amount available at any given time in the Special Credit Risk Fund PIL. Only thereafter would NIB call on the Member countries’ guarantees. (This 45% guarantee level and the first loss principle were established in 2004.)

Following the implementation of the adjustment and alignment of the Bank’s capital, which also affected the PIL and MIL programs as described above under “Capitalization and Reserves – Authorized Capital Stock,” the Member countries will cover the Bank’s losses arising from failure of payment in connection with PIL loans and guarantees up to the following amounts:

	Millions of EUR	Millions of USD	Percentage of total
Denmark	379,208,157	399,723,318	21.1%
Estonia	16,486,418	17,378,333	0.9%
Finland	318,902,260	336,154,872	17.7%
Iceland	17,020,181	17,940,973	0.9%
Latvia	24,052,957	25,354,222	1.3%
Lithuania	35,108,442	37,007,809	2.0%
Norway	387,086,760	408,028,154	21.5%
Sweden	622,134,827	655,792,321	34.6%

Total*	1,800,000,000	1,897,380,000	100.0%

*	May differ from the sum of individual figures due to rounding.

At December 31, 2016, NIB had commitments for 246 project investment loans totaling EUR 1,370.3 million (USD 1,444.4 million), of which 243 loans in the amount of EUR 1,236.4 million (USD 1,303.3 million) was outstanding.

The table below sets forth the allocation of project investment loans by number and outstanding principal amount as well as total commitments for each country at December 31, 2016.

	Number of loans outstanding	Loans outstanding millions of		Total commitments millions of
PIL		EUR	USD	EUR	USD
Sovereign PIL
Botswana	1	26.7	28.2	26.7	28.2
Brazil	3	61.5	64.9	61.5	64.9
China	129	264.1	278.4	292.6	308.5
Hungary	1	4.6	4.9	4.6	4.9
Indonesia	3	1.2	1.3	1.2	1.3
Jordan	2	3.3	3.5	3.3	3.5
Mauritius	1	5.2	5.4	5.2	5.4
Mexico	1	6.8	7.1	6.8	7.1
Poland	1	22.8	24.0	22.8	24.0
Romania	3	9.6	10.1	9.6	10.1
Russia	2	20.9	22.0	20.9	22.0
Slovak Republic	1	1.8	1.9	1.8	1.9
Thailand	1	3.4	3.6	3.4	3.6
Tunisia	19	50.5	53.3	50.5	53.3
Turkey	5	31.4	33.1	31.4	33.1

	Number of loans outstanding	Loans outstanding millions of		Total commitments millions of
PIL		EUR	USD	EUR	USD
Venezuela	1	0.5	0.6	0.5	0.6
Vietnam	34	76.4	80.6	76.4	80.6

Sovereign lending, total	208	590.7	622.9	619.2	653.0

Non-sovereign PIL
Brazil	5	206.1	217.3	206.1	217.3
Bulgaria	7	11.3	11.9	11.3	11.9
Colombia	1	6.8	7.2	6.8	7.2
India	5	224.2	236.4	224.2	236.4
Laos	1	16.4	17.3	16.4	17.3
Multinational	9	128.6	135.5	233.9	246.6
Philippines	1	35.6	37.5	35.6	37.5
Russia	5	83.0	87.4	83.0	87.4
South Africa	1	7.9	8.3	7.9	8.3

Non-sovereign PIL, total	35	719.9	758.8	825.2	869.9

PIL, total*	243	1,310.7	1,381.7	1,444.6	1,522.8
Impairments		-97.4	-102.7	-97.4	-102.7

IFRS 9-value adjustments		23.1	24.3	23.1	24.3

Total		1,236.4	1,303.3	1,370.3	1,444.4

*	May differ from the sum of individual figures due to rounding.

Environmental Investment Loans (MIL)

Since January 1, 2005, the MIL facility, the authorization of which currently is up to EUR 300 million (USD 316.2 million), has been allocated for loans and guarantees for the financing of private and public projects in the neighboring area of the Member countries to improve the environment and reduce cross border pollution in the region. The structure of the MIL facility is primarily governed by the Bank’s Statutes and the related bilateral MIL guarantee agreements between the Bank and each of the Member countries, which differs from the general capital relationships of the Bank because the MIL facility was established as a special program. According to NIB’s Statutes, the Member countries shall cover 100% of the Bank’s losses arising from failure of payment in connection with MIL loans. It is within the powers of the Board of Directors to designate which loans and guarantees should be included under this facility at any given time. At December 31, 2016, NIB had commitments amounting to EUR 55.0 million (USD 58.0 million) under this facility, of which EUR 30.2 million (USD 31.9 million) was outstanding. At two occasions, in 2014 and 2016 the Board of Directors decided to call on the MIL guarantees due to non-payment of one MIL loan. Following the payments in relation to the calls, the guarantee liability stands at EUR 266.2 million (USD 280.6 million). Up to date figures on the Member countries’ total guarantee liability for covering losses, at any given time, are found on NIB’s website http://www.nib.int/MIL (reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only; information found at this website is not incorporated by reference in this document). The allocation of guarantee liability among the Member countries under the MIL facility has been adjusted and aligned as described above under Project Investment Loans (PIL).

The table below sets forth the allocation of MIL loans by number and outstanding principal amount as well as total commitments at December 31, 2016.

Environmental investment loans (MIL)	Number of loans outstanding	Loans outstanding millions of		Total commitments millions of
		EUR	USD	EUR	USD
Belarus	2	2.0	2.1	24.9	26.3
Russia	3	21.1	22.3	23.0	24.2
Ukraine	1	7.1	7.5	7.1	7.5

Total	6	30.2	31.9	55.0	58.0

Loans Outstanding

At December 31, 2016, 657 loans amounting to EUR 16,640.0 million (USD 17,540.2 million) were outstanding.5 The following table sets forth a breakdown per business sector of NIB’s outstanding loans and issued guarantees at December 31, 2016.

	In millions of EUR	In millions of USD	Percentage
Agriculture, hunting and forestry	8.2	8.6	0.0%
Mining and quarrying	76.9	81.1	0.5%
Manufacturing	3,432.0	3,617.7	20.9%	(1)
Electricity, gas and water supply	4,793.6	5,052.9	29.2%
Construction	1,497.5	1,578.5	9.1%
Wholesale and retail trade	170.4	179.6	1.0%
Hotels and restaurants	0.3	0.3	0.0%
Transport, storage and communication	2,356.5	2,484.0	14.4%
Financial intermediation	1,149.2	1,211.4	7.0%
Real estate, renting and business activities	1,290.5	1,360.3	7.9%
Public administration and defense	250.1	263.6	1.5%
Education	196.2	206.8	1.2%
Health and social work	332.5	350.5	2.0%
Other community, social and personal service activities	589.4	621.3	3.6%
Loan programs (unallocated)	116.5	122.8	0.7%
Lending Green Bonds	142.6	150.3	0.9%
Regional loans	1.5	1.6	0.0%

Total*	16,403.9	17,291.4	100.0%
Collective impairment	-42.0	-44.3
IFRS 9-value adjustments**	278.2	293.3

LENDING TOTAL*	16,640.0	17,540.2	100.0%

GUARANTEES	—	—	—

(1)	Manufacturing of machinery and equipment forms the biggest share, amounting to 16.6% of the total amount outstanding in this sector.
*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that a portion of the Bank’s loans designated as hedged items (corresponding to approximately 18.6% of total amount outstanding at year-end 2016) is carried at fair value.

At December 31, 2016, loans outstanding with floating interest rates amounted to EUR 13,228.3 million (USD 13,944.0 million), while those with fixed interest rates amounted to EUR 3,175.6 million (USD 3,347.4 million).6 As a rule interest amounts derived from fixed interest loans will be transformed by the use of derivatives to floating interest rate amounts.

The following table sets forth the scheduled amortizations of outstanding loans at December 31, 2016.

Amortization in:	In millions of EUR	In millions of USD
2017	1,520.8	1,603.1
2018	1,649.3	1,738.5
2019	2,036.9	2,147.1
2020	1,520.1	1,602.3
2021	1,879.5	1,981.2
2022 and thereafter	7,797.4	8,219.2
Collective impairment	-42.0	-44.3
IFRS 9-value adjustment**	278.2	293.3

Total*	16,640.0	17,540.2

[5]	Outstanding amount includes collective impairment.
[6]	IFRS 9-value adjustments are excluded from these amounts.

*	May differ from the sum of individual figures due to rounding.
**	Due to the fact that a portion of the Bank’s loans designated as hedged items (corresponding to approximately 18.6% of total amount outstanding at year-end 2016) is carried at fair value.

The remaining average time to maturity/re-pricing of loans outstanding at December 31, 2016, calculated to the next date on which the Bank has the right to adjust the terms of the interest rate or currency of denomination, was 4 years and 7 months, with actual maturities from the date of first disbursement ranging from 2 to 30 years.

Outstanding loans at December 31, 2016, were denominated in the following currencies:

Currency of Loan	Percentage of Total Loans Outstanding(1)
Euro	46.3%
U.S. dollars	14.7%
Swedish kronor	17.8%
Norwegian kroner	15.8%
Danish kroner	4.0%
Swiss franc	0.7%
Brazilian real	0.3%
Polish zloty	0.2%
Japanese yen	0.02%
Icelandic kronur	0.01%
Russian roubles	0.01%

Total*	100.0%

*	May differ from the sum of individual figures due to rounding.
(1)

Amounts lent in the various currencies differ from the amounts borrowed due to timing differences between the Bank’s fundings and disbursements, the effects of currency swaps entered into by the Bank and the funding of certain loans from the Bank’s paid-in capital.

Repayment protection

At December 31, 2016, the principal repayment protection for NIB’s outstanding loans was as follows:

Loans to or guaranteed by Member countries(1)	1.7%
Loans to or guaranteed by local authorities in Member countries(1)	15.8%
Loans to or guaranteed by other countries(2)	5.9%
Loans to or guaranteed by companies owned 50% or more by Member countries or local authorities in Member countries(1)(3)	22.0%
Loans to or guaranteed by banks	8.7%
Loans to entities other than the foregoing(4)	44.4%
Lending Green Bonds	0.9%
Loans without formal security or other credit enhancement	0.6%

Total	100.0%

(1)

Of loans outstanding for projects in the Member countries in these categories, which together totaled EUR 6,486.9 million (USD 6,837.8 million), 3.0% was to Denmark, 1.1% was to Estonia, 20.7% was to Finland, 7.3% was to Iceland, 3.3% was to Latvia, 7.6% was to Lithuania, 37.2% was to Norway and 19.8% was to Sweden.

(2)	Loans to or guaranteed by other countries than the Member countries are partly made under special lending programs.
(3)	A Member country would not ordinarily be liable for the company’s debts only because it is a controlling shareholder.
(4)	Such loans are supported by mortgages and other collateral (15.4%), parent company or other guarantees (12.9%) and negative pledge and other covenants (71.7%).

OTHER ACTIVITIES

NIB’s Member countries, the Northern Dimension Environmental Partnership and the Northern Dimension Partnership on Transport and Logistics, utilize NIB as one of the channels through which technical assistance and capital grants are allocated to projects in the regions adjacent to the Member countries in the form of trust funds managed by NIB.

NIB participates in the Northern Dimension Environmental Partnership (“NDEP”), which provides grant funding pooled from the European Union and donor governments including Russia, to co-finance priority environmental projects in the Northern Dimension area, which covers the north-west of Europe from the Arctic and Sub-Arctic areas including the Barents and White Seas to the southern shores of the Baltic Sea. NDEP focuses on two types of issues: environmental and nuclear, the latter of which is fully grant-funded and deals with the hazardous nuclear fuel waste generated by the Soviet Northern Fleet. On the non-nuclear side, the purpose of NDEP is to mobilize grant funding from donors to leverage long-term loans from the IFIs for projects that otherwise may not be financially viable. Environmental projects mainly concern improvements in water and wastewater treatment, management of municipal and agricultural solid waste, and energy efficiency – all of which constitute major sources of cross-border pollution. NDEP’s activities are led by a Steering Group, which selects projects and appoints a lead Implementing Agency (European Bank for Reconstruction and Development (“EBRD”), European Investment Bank (“EIB”), NIB, World Bank (“WB”), NEFCO or Kreditanstalt für Wiederaufbau (“KfW”)) for each project. The partnership has a support fund which collects pledges from donor countries in order to ensure sufficient financing of the projects. At the end of 2016, the fund had EUR 342.1 million (USD 360.6 million) at its disposal consisting of contributions from the EU, the Russian Federation and 11 donor governments. EUR 165.2 million (USD 174.1 million) of the contributions were earmarked for nuclear-related projects. In 2009, Belarus joined the NDEP support fund with a EUR 1.0 million (USD 1.1 million) pledge to mobilize investment for wastewater treatment rehabilitation in northern Belarus, which will have a positive impact on the ecology of the Baltic Sea. The NDEP environmental projects include 22 projects in northwest Russia and Belarus in various stages of implementation, with an estimated investment need of EUR 3.2 billion (USD 3,373.1 million). NIB is the lead bank for six NDEP projects with NIB loan financing of EUR 114.5 million (USD 120.7 million). Due to the sanctions currently imposed on the Russian Federation, NIB is not engaging in new lending activities in Russia but supports the finalization of previous projects.

NIB is also one of the eligible implementing agencies of the multi-donor fund Eastern Europe Energy Efficiency and Environment Partnership (“E5P”), which was set up in 2009 to support the Ukraine as well as the other countries of the Eastern Partnership region in reducing high energy consumption. The E5P fund formally commenced operations in November 2011 once over EUR 90 million (USD 94.9 million) had been pledged by ten donor governments. NIB has so far not engaged in any E5P projects.

The Northern Dimension Partnership on Transport and Logistics (NDPTL) was established in 2009 to facilitate cooperation on and implementation of regional transport infrastructure and logistics projects. The NDPTL secretariat is hosted by NIB. A NDPTL support fund was established in late 2012 to issue grants for project preparation, development and implementation and has been operational since 2013. The fund has received contributions from three donor governments and the EU.

FolIowing the successful completion of a pillar assessment in 2014, which is a requirement introduced by the European Commission for being entrusted with the management of EU grant funds, NIB is eligible to manage additional EU grant funds.

On May 30, 2006, NIB signed the European Principles for the Environment, an initiative launched in response to the drive for increased harmonization of environmental principles, practices and standards associated with the financing of projects. These principles aim at establishing a common approach to environmental management associated with the financing of projects. The document is a reference for projects located within the EU, the European Economic Area and the EU candidate countries. Besides NIB, the initiative was adopted by NEFCO, EIB, EBRD and the Council of Europe Development Bank.

The Baltic Sea Action Plan (“BSAP”) was adopted by the Baltic Marine Environment Protection Commission (“Helcom”) member countries in 2007. The aim of the BSAP is to restore the good ecological status of the Baltic marine environment by 2021. To speed up the implementation of the plan, a BSAP Fund was set up in 2009, with grant contributions from Sweden and Finland to be used for technical assistance. NIB and NEFCO are acting as joint managers of the BSAP Fund.

The EU Strategy for the Baltic Sea Region is a macro-regional cooperation framework established in 2009. The strategy aims at coordinating action by EU Member States, regions, the EU, pan-Baltic organizations, financing institutions and non-governmental bodies to promote a more balanced development of the region. The cornerstones of the strategy are to protect the environment of the Baltic Sea, increase prosperity and improve connections of the region. NIB, as part of its ordinary activities, cooperates with the EIB, among others, in supporting the implementation of the strategy.

For a number of years, the Bank has provided funding through mezzanine funds as a fund-of-funds lender under a test facility. In 2008, the mezzanine financing policy was integrated as a permanent part of the Bank’s activities within a revolving framework of EUR 150 million (USD 158.1 million). As the same time, the prerequisites for these interventions were updated, including more detailed specification of the requirements placed on fund managers.

GOVERNANCE

Pursuant to the 2004 Agreement concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 which entered into force on January 1, 2005, and the Statutes annexed thereto, NIB shall have a Board of Governors, a Board of Directors, a President, and such other personnel as is necessary to carry out its operations.

The Board of Governors is composed of eight Governors. Each Member country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes. In general, the Board of Governors replaced the Nordic Council of Ministers and its functions under the previous legal framework of the Bank.

According to NIB’s Statutes, the Board of Governors is to take the following significant actions:

•	amend the Statutes (subject to certain limitations),

•	decide to increase or decrease the authorized capital stock of the Bank,

•	decide on questions of interpretation and application of the provisions of the 2004 Agreement and the Statutes,

•	approve the annual report of the Board of Directors and audited financial statements of the Bank,

•	appoint two members of the Control Committee,

•	decide on procedures related to withdrawal of membership of the Bank and

•	decide on liquidation of the Bank.

In addition to these duties, the Board of Governors is expected to decide upon certain matters related to good governance such as the approval of the compensation of the Directors as well as the Code of Conduct for the Board of Directors and the President.

The following individuals are currently the Governors of NIB:

Governors

Denmark	Brian Mikkelsen	Minister for Industry, Business and Financial Affairs
Estonia	Sven Sester	Minister of Finance
Finland	Petteri Orpo	Minister of Finance
Iceland	Benedikt Jóhannesson	Minister of Finance and Economic Affairs
Latvia	Dana Reizniece-Ozola	Minister of Finance
Lithuania	Vilius Šapoka	Minister of Finance
Norway	Siv Jensen	Minister of Finance
Sweden	Magdalena Andersson	Minister of Finance

With the exception of matters that fall within the authority of the Board of Governors, all of the powers of NIB are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints one alternate Director according to the same principles. The chairmanship and the deputy chairmanship rotate among the Member countries every two years.

The following individuals are currently the Directors and Alternate Directors of NIB:

Directors

Denmark	Julie Sonne	Head of Division, Ministry of Industry, Business and Financial Affairs
Estonia	Madis Üürike	Advisor, Ministry of Finance
Finland	Pekka Morén	Director, Ministry of Finance
Iceland	Esther Finnbogadóttir	Head of Division, Ministry of Finance and Economic Affairs
Latvia	Kaspars Āboliņš Chairman of the Board of Directors	Treasurer, Treasury of the Republic of Latvia
Lithuania	Jurgita Uzielienė	Deputy Director, EU and International Affairs Department, Ministry of Finance
Norway	Silje Gamstøbakk	Deputy Director General, Ministry of Finance
Sweden	Sven Hegelund Deputy Chairman of the Board of Directors	Former State Secretary

Alternate Directors

Denmark	Rasmus Mortensen	Head of Division, Ministry of Industry, Business and Financial Affairs
Estonia	Nomination pending
Finland	Petri Peltonen	Under Secretary of State, Ministry of Economic Affairs and Employment
Iceland	Steinunn Sigvaldadóttir	Head of Division, Ministry of Finance and Economic Affairs
Latvia	Līga KĮaviņa	Deputy State Secretary on Financial Policy Issues, Ministry of Finance
Lithuania	Dovilė Jasaitienė	Head of International Affairs Division, Ministry of Finance
Norway	Trond Eklund	Director, Norges Bank
Sweden	Anders Wahlberg	Deputy Director, Deputy Head of the Division for International Financial Institutions, Ministry of Finance

The business address of each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.

Pursuant to the Statutes, the Board of Directors may delegate its powers to the President who participates in its meetings. The Statutes provide, however, that the President may not be a member or an alternate of the Board of Directors. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.

The current senior management of NIB and their positions are:

Name	Position
Henrik Normann	President and CEO
Thomas Wrangdahl	First Vice-President, Head of Lending
Heikki Cantell	General Counsel, Head of Legal Department
Lars Eibeholm	Vice-President, Head of Treasury
Hilde Kjelsberg	Vice-President, Head of Credit & Analysis
Gunnar Okk	Vice-President, Head of Business Services
Björn Ordell	Vice-President, Head of Risk & Finance, CFO

A Control Committee has the responsibility of ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member countries.

In 2016, the Control Committee for the first time appointed an independent expert, Peter Engberg Jensen, to assist on matters within its responsibility. This was done to further strengthen the competence available within the Control Committee and to enhance its supervisory capabilities.

The current members of the Control Committee of the Bank are:

Members of the Control Committee

	Sigurður Þórðarson Chairman of the Control Committee	Certified Public Accountant, Former State Auditor (Iceland)
	Rasa Kavolytė Deputy Chairman of the Control Committee	Deputy Director of State Treasury Department (Lithuania)
Denmark	Sjúrður Skaale	Member of Parliament
Estonia	Remo Holsmer	Member of Parliament
Finland	Arto Pirttilahti	Member of Parliament
Iceland	Teitur Björn Einarsson	Member of Parliament
Latvia	Karina Ploka	Parliamentary Secretary, Ministry of Welfare
Lithuania	Sigita Ščajevienė	Head of the Office of the Committee on Audit, Seimas of the Republic of Lithuania
Norway	Michael Tetzschner	Member of Parliament
Sweden	Penilla Gunther	Member of Parliament

At December 31, 2016 the Bank had 195 employees in permanent positions.